Exhibit 99.2
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
AMERICAS GOLD AND SILVER CORPORATION (the “Company”)

TO BE HELD ON June 10, 2021

Meeting Date, Location and Purpose

Notice is hereby given that the annual general meeting (the “Meeting”) of shareholders of the Company will be held at 10:00 a.m. EDT on Thursday, June 10, 2021 at the Company’s head office located at 145 King Street West, Suite 2870, Toronto, Ontario M5H 1J8.

As part of efforts to reduce the spread COVID-19 pandemic, the Company will be hosting the Meeting at the Company’s head office at 145 King Street West, Suite 2870, Toronto, Ontario, M5H 1J8. Given the context of the COVID‐19 situation, the Company’s board of directors (the “Board”), auditors and other advisors do not plan on attending, and in some cases are not permitted to cross international borders for the purpose of attending, at the Meeting. Due to further government orders concerning the maximum size of public gatherings or otherwise, the Company may be unable to admit shareholders to the Meeting. The Ontario government declared a state of emergency and issued a stay-at-home order effective April 8, 2021 (the “Order”), which requires business activities to be conducted remotely, with limited exception, unless the nature of the work requires an individual to be on-site at the workplace. If this Order, or another law or order is in place on the date of the Meeting, the Company intends to proceed with the Meeting so long as quorum is satisfied (either through individuals attending in person or remotely), and attendance will be limited in accordance with provincial laws. The Company strongly encourages each Shareholder to submit a proxy (“Proxy”) or voting instruction form (“Voting Instruction Form”) as early as possible, in advance of the Meeting. In person attendance at the Meeting will comply with government and public health directives regarding social distancing, and Shareholders are asked to monitor the Company’s website for any changes to Meeting arrangements.

The Meeting will be held for the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2020 and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof
.

For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under “Business of the Meeting” in the attached Management Information Circular (the “Circular”). Any capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.

Notice-and-Access

The Company is using the notice-and-access provisions (the “Notice-and-Access Provisions”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Company’s Circular to its Shareholders.

Under Notice-and-Access Provisions, instead of receiving paper copies of the Circular, shareholders will be receiving a notice-and-access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of notice-and-access in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials. The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials online

The Meeting Materials can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com; on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov; or on the Company’s website at www.americas-gold.com/investors/shareholder-meeting-documents/.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials (defined herein) be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR and EDGAR, by going to the Company’s website at www.americas-gold.com.

Reference to our website is included in this notice as an inactive textual reference only. Except for the documents specifically incorporated by reference into this notice, information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

To receive the Meeting Materials in advance of the Proxy Deposit Date and Meeting Date, requests for printed copies must be received no later than June 1, 2021.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy (“Form of Proxy”) in accordance with the instructions set out in the Form of Proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of April 30, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:	Darren Blasutti
Darren Blasutti
President and Chief Executive Officer